# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIORA THERAPEUTICS, INC., CIK 0001580063
CUSIP: 74319F404
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4330 LA JOLLA VILLAGE DRIVE, Suite 300, SAN DIEGO, California (CA), 92122
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001301396-24-000005
Filed by CIK 0001301396

## Reporting persons
- Context Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,025; sole dispositive power 0; shared dispositive power 22,025; aggregate amount beneficially owned 22,025 (0.5% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 4,522,702 shares of the Common Stock outstanding as of November 6, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Michael S. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,025; sole dispositive power 0; shared dispositive power 22,025; aggregate amount beneficially owned 22,025 (0.5% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 4,522,702 shares of the Common Stock outstanding as of November 6, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- William D. Fertig: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,025; sole dispositive power 0; shared dispositive power 22,025; aggregate amount beneficially owned 22,025 (0.5% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 4,522,702 shares of the Common Stock outstanding as of November 6, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Charles E. Carnegie: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,025; sole dispositive power 0; shared dispositive power 22,025; aggregate amount beneficially owned 22,025 (0.5% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 4,522,702 shares of the Common Stock outstanding as of November 6, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Context Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,025; sole dispositive power 0; shared dispositive power 22,025; aggregate amount beneficially owned 22,025 (0.5% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 4,522,702 shares of the Common Stock outstanding as of November 6, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.

## Item 1. Issuer
Name of issuer: BIORA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 4330 LA JOLLA VILLAGE DRIVE, Suite 300, SAN DIEGO, CALIFORNIA, 92122

## Item 2. Person Filing
Name of person filing:
Context Capital Management, LLC ("LLC")
Michael S. Rosen ("Rosen")
William D. Fertig ("Fertig")
Charles E. Carnegie ("Carnegie")
Context Partners Master Fund, L.P. ("LP")

LLC is the general partner and investment adviser of LP. Rosen, Fertig and Carnegie are the control persons of LLC. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of that person?s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of LP should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G.
Address of principal business office or, if none, residence:
Context Capital Management, LLC
7724 Girard Avenue
Suite 300
La Jolla, CA 92037
Citizenship: See cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See items 5-9 of the cover page for each reporting person.
Percent of class: See items 5-9 of the cover page for each reporting person.
Sole power to vote or to direct the vote: See items 5-9 of the cover page for each reporting person.
Shared power to vote or to direct the vote: See items 5-9 of the cover page for each reporting person.
Sole power to dispose or to direct the disposition: See items 5-9 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: See items 5-9 of the cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Context Capital Management, LLC: Michael S. Rosen, CEO (07/10/2025)
- Michael S. Rosen: Michael S. Rosen, CEO (07/10/2025)
- William D. Fertig: William D. Fertig, Chairman (07/10/2025)
- Charles E. Carnegie: Charles E. Carnegie, CIO (07/10/2025)
- Context Partners Master Fund, L.P.: Michael S. Rosen, CEO (07/10/2025)